UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement Under Section 14(D)(1) Or 13(E)(1)

of The Securities Exchange Act of 1934

(Amendment No.         )

Ansell Limited

(Name of Subject Company (Issuer))

Ansell Limited (Issuer)

(Name of Filing Person (Identifying status as offeror, issuer or other person))

Ordinary Shares and American Depositary Shares

(Title of Class of Securities)

694185109 (Ordinary Shares)

03634M109 (American Depositary Receipts)

(CUSIP Number of Class of Securities)

William G. Reilly, Esq.

Senior Vice President & General Counsel

200 Schulz Drive

Red Bank, NJ 07701

(732) 345-5947

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street

Princeton, NJ 08540

Telephone: (609) 514-8541

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
N/A	N/A

* Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares or ADSs. The possible tender offer that is described in this press release has not yet been approved by the shareholders or commenced. The attached press release was issued in order to comply with regulatory requirements in Australia. Once the tender offer commences, Ansell Limited (Ansell) will file a tender offer statement with the Securities and Exchange Commission (SEC) and the Australian Securities and Investments Commission. Shareholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and will also be made available without charge to all shareholders by contacting Ansell at (+61 3) 9270-7270. Shareholders are urged to read these materials carefully before making any decision with respect to any tender offer.

Ansell Limited
A.B.N. 89 004 085 330
Level 3, 678 Victoria Street Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne Victoria 3001, Australia

Telephone (+613) 9270 7270 Facsimile (+613) 9270 7300 www.ansell.com

12 October 2004

SHARE BUY-BACK OFFER

The Chairman of Ansell, Dr Ed Tweddell, today announced the pricing formula for the previously announced Off-Market Share Buy-Back. He noted it had been established at an initial price of A$9.00 a share, a 2.2% premium (or A$0.19) to the weighted average price of the five trading days from September 29, 2004 through October 5, 2004. At A$9.00 a share, he noted that this was 15% higher than the price in August immediately before the Earnings release and indication that a Buy-Back was being considered.

The Buy-Back, which requires Shareholder approval at the Annual General Meeting on October 14, 2004, will be open for acceptances on that date, if approved.

The initial price will be adjusted up or down, during the acceptance period, by movements in the S&P/ASX200 Industrial Index. It is also subject to a maximum price of A$9.20 and a minimum price of A$8.70. The final price will be set on November 9, 2004 and the Buy-Back Offer will close on November 12, 2004, unless extended. Ansell expects that cheques will be mailed or net proceeds delivered to Shareholders, no later than November 26, 2004.

Australian, New Zealand, United Kingdom and American Shareholders are entitled to participate in the Buy-Back. Shareholders will have the ability to withdraw or vary acceptances during the offer period.

Dr Tweddell commented, “Given Ansell’s strong balance sheet and cash flows and the need to achieve a more efficient capital structure, your Board believes the Buy-Back is in the best interest of the Company. Shareholders will receive a copy of the Buy-Back Offer booklet shortly and I encourage all Shareholders to consider the offer carefully and where appropriate, seek professional advice as to whether they should accept the offer.”

This press release includes “forward-looking statements” (within the meaning of the United States Securities Exchange Act of 1934, as amended) and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. These forward-looking statements relate to our expectations and beliefs regarding future events, including, but not limited to, statements relating to the timing of opening of acceptances and closing of the Buy Back; the setting of the final purchase price; expectations for the timing of payment of the purchase price; the ability of holders to withdraw or vary their acceptances; beliefs regarding the best interests of Ansell shareholders and the receipt by shareholders of the Buy Back booklet; all of which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We believe that a number of important factors, risks and uncertainties could cause our actual results to differ from statements made in this release, including, without limitation, fluctuating foreign currency exchange rates, market acceptance and participation in the offer, satisfaction of the conditions in the offer, completion of the offer, and other risk factors detailed in our filings with the SEC and ASX. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 or (61) 0401 140749 Email: dgraham@ap.ansell.com

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.